

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

<u>Via E-mail</u>
Kurt E. Neubauer
President
Momentous Entertainment Group, Inc.
PO Box 861
Sugar Land, TX 77487

> **Re:** **Momentous Entertainment Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-194636**

Dear Mr. Neubauer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. It appears from your current disclosure that you do not have a specific business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that based on the disclosure under your "Business" section beginning on page 22 that you do not appear to have a specific plan to start the production of your movies or other products, or finance your planned projects. Please revise to disclose your status as a blank check company or advise.

3. To the extent you are a blank check company, please revise the document to state clearly that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

4. We note that you are raising at most $217,500 in this offering, which is substantially less than the approximately $2,000,000 needed to execute your business plan as noted on page 23. Please revise your discussion "About Momentous Entertainment Group, Inc." on page 4 to state this fact and state whether you have any specific plans to raise the remaining amount needed. In addition please add a risk factor addressing the attendant risks. Also, in your response letter to us please explain to us the purpose of this offering if it will not provide sufficient funds to execute your business plan.

5. Please disclose the information required by Item 407(a) of Regulation S-K.

6. We note that on page 3 you state that you intend to offer the shares being registered to "friends, family members and business acquaintances." On page 33, however, you state that the offering will not be limited to friends, family members and business acquaintances. Please revise for consistency of advise.

7. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

8. Provide a currently dated consent from the independent public accountant in the amendment.

Calculation of Registration Fee Table, page 2

9. It appears that you are determining the registration fee pursuant to Rule 457(a), as opposed to Rule 457(a) and Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Summary, page 4

About Momentous Entertainment Group, Inc., page 4

10. Please disclose here your revenues and net losses for the most recent audited period as well as your cumulative losses.

11. Please disclose here the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

12. Please disclose your "burn rate" and the amount of time your present capital will last at this rate here, as well as in the business and in the MD&A sections. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

13. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and assuming all newly offered shares are sold and (b) your total stockholders' equity (deficit) as of the latest balance sheet date. Based on your 48,595,450 shares outstanding at December 31, 2013 and the 21,750,000 shares being offered, it appears that the implied aggregate price of your common stock based on the offering price of $0.01 is approximately $703,450.

Risk Factors, page 7

14. Please add a risk factor describing the risk to investors that because there is no minimum amount of shares that must be sold in the offering, the proceeds from the offering will not be returned to investors regardless of the number of securities sold in this offering.

15. Please add a risk factor to discuss potential conflict of interests of your officers and directors who will also remain your significant shareholders after this offering.

We intend to become subject to the periodic reporting requirements, page 8

16. Please disclose the estimated additional audit fees and legal fees described in this risk factor.

We will incur increased costs and demands, page 14

17. Please include an estimate of the increased costs associated with operation as a public company.

Use of Proceeds, page 15

18. We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. In this regard:

- As noted below it appears you do have specific uses for these proceeds. Please revise to present a quantified use of proceeds discussion;
- We note from paragraph 12 of your joint venture agreement filed as exhibit 10.1 that you have agreed that some of the proceeds from your equity capital raise will be used for the purpose of making an infomercial, product development costs and manufacturing, as well as loans to Dixie Worldwide Productions, Inc. Please revise here accordingly;
- We note that you state on page 6 that you "will apply the proceeds from the offering to pay professional fees and other general expenses of the offering." Please revise so that your disclosure here and on page 6 are consistent;
- Please ensure that your disclosure here is consistent with your response to our comment below regarding your plan of operation;
- We note that this is a best efforts offering and that there are no minimum number of shares that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if either 25%, 50%, 75%, or 100% of the proceeds are raised;
- If any additional funds will be needed to accomplish the goals listed then state the amount and source of other funds.

19. We note the statement that "[y]our president is responsible for all costs relating to the offering if these costs are not paid within six months of the effective date of the Company's Registration Statement of which this Prospectus is a part provided that [you] have received a trading symbol for our shares." Please file the agreement that binds your president in this manner as an exhibit to your next amendment.

Business, page 22

20. Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. Include a brief summary of your timeline and budget in your Prospectus Summary.

21. Please revise this section to clarify what types of music, film products, and "key consumer products" you intend to produce.

22. We note your disclosure that in 2011 and 2012 you worked on the production of a movie with an affiliated entity, and that the movie was never released. Please revise to clarify what affiliated entity participated in this production and why the film was not released.

23. Please clarify whether you have signed the production service agreement with the Church of Jesus Christ of Latter Day Saints. If the party to this agreement is DWP rather than you, please clarify whether you will in some way benefit from this agreement on an exclusive basis, or whether DWP can sign agreements with other production companies under this agreement. To the extent that you have a beneficial interest in any agreements between DWP and the Church of Jesus Christ of Latter Day Saints please file those agreements as exhibits to your next amendment.

24. We note the reference to the strategic partnership with Dixie State University establishing "The James Woods School of Cinematic Arts." In your response letter to us please tell us whether this is affiliated with the film actor James Howard Woods. If so, please also tell us what agreement you or DWP have with Mr. Woods regarding the use of his name. To the extent that you have a beneficial interest in any agreements between DWP and James Woods or Dixie State University please file those agreements as exhibits to your next amendment.

25. Please balance the statement on page 22 that your management and marketing sales staff has "over 150 years of collective experience in identifying, producing, marketing and selling film and music entertainment and consumer products" to also state the average number of years of experience for this group.

26. Please revise your disclosure in the first paragraph on page 22 to reference Exhibit 10.1 (not Exhibit 10.2) and also disclose whether under the terms of the joint venture agreement you are obligated to split production costs equally with DWP.

Current Status, page 23

27. Please revise this section to include a more detailed cost estimate of the anticipated $2 million expense you reference in this section. In addition, clarify if you require the whole amount to implement your business plan and provide sufficient working capital, or also to begin production of your movies or other products.

28. Please disclose how many CDs of "The Greatest Story Ever Sung" you sold in 2013 and what revenue those sales produced.

29. Please revise your description of your proposed marketing plan to disclose specific marketing strategies you intend to focus on as to each type of product you intend to produce.

30. We note your disclosure that you plan to expand marketing internationally. Please state what countries you intend to expand into and state that there is no guarantee that you will be able to do so. Please make corresponding changes in the risk factor on page 8 entitled "We intend to distribute our films in various international markets."

Films, page 24

31. Please refer to the fourth full paragraph on page 24. Revise to state that there is no guarantee that you will be able to obtain "interim financing" or advise.

Intellectual Property, page 25

32. We note your disclosure that you do not currently have any license agreements or patents. It appears, however, that there may be sufficient government regulation in the industry you intend to enter into. Please revise your disclosure here or in the business section to describe various government regulation issues you face or will be subject to in the industry identified in your business plan.

Competition, page 24

33. Please advise whether there are a small number of dominant competitors in your industry. If so, please revise this section to name your major competitors. Refer to Item 101(c)(x) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 25

34. Please describe Messrs. Pepe, Regan, and Lancaster's business experience to include their business experience during the past five years. In addition, disclose what positions they held. Refer to Item 401(e)(1) of Regulation S-K.

35. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Possible Potential Conflicts, page 26

36. Please state here that there is no guarantee that your shares will be listed on the OTCBB. Please also disclose if any of your officers intends to work on the full time basis and if not, what amount of time they will dedicate to your business.

37. Please refer to the third paragraph in this section and disclose what officer and director are related to each other.

Summary Compensation Table, page 28

38. It appears that some of your officers and directors received compensation in 2013 under consulting agreements. Please revise this section to disclose all compensation paid to your officers and directors. In addition, add a separate director compensation table for director compensation disclosed on pages 29 and F-9.

Certain Relationships and Related Transactions, page 29

39. Please refer to page F-9 and disclosure relating to the joint venture agreement with Dixie Worldwide Productions, Inc. Your current disclosure on page 29 does not include the specific information about the value of this related party transaction or name the senior executives of DWP who became members of your board. Please revise. Refer to Item 404(a) of Regulation S-K.

40. In addition, please disclose the value of transactions listed in the third paragraph on page 29. Refer to Item 404(a) of Regulation S-K.

41. You state that Messrs. Kurt E. Neubauer, John Pepe and Tim Williams are your promoters. Please confirm that you have included all information regarding your promoters pursuant to Item 404(d)(2) of Regulation S-K in this section.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

42. Please disclose the aggregate amount of consideration received for the sales of unregistered securities listed this section. Refer to Item 701(c) of Regulation S-K.

Signatures, page II-4

43. Based on your disclosure on page 25, it appears that you have eight directors. The majority of your board of directors is required to sign the registration statement. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Frank J. Hariton, Esq.